Exhibit (A)(5)

Articles Supplementary

THE RUSHMORE FUND, INC.

ARTICLES SUPPLEMENTARY

WHEREAS, Article FIFTH of The Rushmore Fund, Inc.'s (the "Corporation") Articles of Incorporation has been amended to change the name of the portfolio "U.S. Government Long-Term Securities Portfolio Common Stock" to "Rushmore U.S. Government Bond Portfolio" and to extinguish the portfolios known as (I) Money Market Portfolio Common Stock; (ii) U.S. Government Intermediate-Term Securities Portfolio Common Stock; (iii) Stock Market Index Plus Portfolio Common Stock' (iv) Over-the-Counter Index Plus Portfolio Common Stock; (v) Precious Metals Index Plus Portfolio Common Stock; and (vi) Nova Portfolio Common Stock.

NOW, THEREFORE, the Corporation, having its principal office in Bethesda, Maryland, hereby certifies to the Maryland Department of Assessments and Taxation that:

FIRST: Pursuant to the authority granted the Board of Directors in Article FIFTH of the Articles of Incorporation, as amended, One Billion (1,000,000,000) shares of the Corporation's authorized Common Stock, with a par value of one tenth cent ($.001), have been classified by the Board of Directors as follows:

Rushmore U.S. Government Bond Portfolio                            50,000,000 Shares
Authorized but Unissued shares of the Corporation           950,000,000 Shares

SECOND: The preference, rights, voting powers, restrictions and qualifications of the shares of the Portfolio as follows:

  All such shares of Common Stock shall be freely transferable.
  Dividends or distributions on shares of the portfolio, whether payable in shares or cash, shall be paid only out of earnings, surplus or other assets belonging to the Portfolio.
  Where a vote of the holders of the shares of the Portfolio is required as to any matter by the 1940 Act or Maryland law, only the holders of shares of the portfolio shall be entitled to vote upon such proposal.
  In all other respects, the rights, preferences, voting power, restrictions and qualification of the above-referenced Common Stock are as set forth in Article FIFTH and SIXTH of Corporation's Articles of Incorporation, as amended, and Article VI of Corporation's Bylaws.

THIRD: The stock of the Corporation has been reclassified by the Board of Directors pursuant to authority contained in the charter of the Corporation.

IN WITNESS WHEREOF, The Rushmore Fund, Inc. has caused these presents to be signed in its name and on its behalf as of April 26, 2001, by its duly authorized officers, who acknowledge that these Articles Aupplementary are the act of the Corporation, that to the best of their knowledge, information and belief, all matters and facts set forth herein relating to the authorization and approval of these Articles are true in all material respects, and that this statement is made under the penalties of perjury.

WITNESS:	THE RUSHMORE FUND, INC.

By: /s/ Stephenie E. Adams	By: /s/ Daniel L. O'Connor
Name: Stephenie E. Adams	Name: Daniel L. O'Connor
Title: Secretary	Title: Chairman of the Board